August 12, 2016

John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

VIA EDGAR SUBMISSION

Re:     Brown-Forman Corporation
Form 10-K for Fiscal Year Ended April 30, 2016
Filed June 16, 2016; File No. 002-26821

Dear Mr. Reynolds,

We received your letter dated August 2, 2016, in which you reviewed Brown-Forman Corporation’s (the “Company”, “we” or “our”) Form 10-K filed on June 16, 2016. Our response to your comment is set forth below. To facilitate your review, we have reproduced in italics the comment from your letter, followed by our response.

Definitive Proxy Statement on Schedule 14A
Related Person Transactions, page 57

Staff Comment: We note your disclosure of the related persons you employ. Please confirm that in future filings you will provide the disclosure required by Item 404 of Regulation S-K. For example, we note that you do not provide the approximate dollar value involved in each transaction. Please provide us with draft disclosure.

Registrant Response: In future filings, the Company will provide the disclosure required by Item 404 of Regulation S-K and will include the approximate dollar value of the aggregate compensation and benefits paid by the Company to each of the related persons it employees. For example, in future filings we will include additional disclosure substantially similar to the following:

Draft Disclosure: Employment of related persons. As a family-controlled company, we employ individuals who are considered “related persons” under SEC regulations. As of April 30, 2016, we employed five individuals - Campbell P. Brown, Christopher L. Brown, Suzanne Brown Siegel, George C. Chapman, and Marshall B. Farrer - who are immediate family members of executive officers, directors, or more than 5% beneficial owners, or who are directors or more than 5% beneficial owners in their own right. Each of these employees is compensated in a manner consistent with our employment and compensation policies applicable to all employees and the approximate aggregate amount of compensation and benefits of each of these employees during fiscal 2016 was: Campbell P. Brown ($______), Christopher L. Brown ($______), Suzanne Brown Siegel ($______), George C. Chapman ($______), and Marshall B. Farrer ($______).

In connection with responding to your comment, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff's earliest convenience. Please direct any questions regarding the foregoing to the undersigned at (502) 774-6776 or via email at mike_carr@b-f.com.

Sincerely,

/s/ Michael E. Carr, Jr.
Michael E. Carr, Jr.
Vice President, Managing Attorney and Assistant Corporate Secretary

cc:    Paul C. Varga, Chief Executive Officer
Jane C. Morreau, Chief Financial Officer
Matthew E. Hamel, General Counsel